Exhibit 99.2

Navios Maritime Midstream Partners L.P. Announces Agreement to Acquire Two VLCCs From Navios Maritime Acquisition Corporation for $100.0 Million

MONACO — (Marketwired) — 06/17/15 — Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP)

Q3 2015 distribution to be increased by 2.4% to $0.4225 per unit - $1.69 annualized

Distributions expected to grow 10% annually through mid-2016

Total unit distribution coverage expected to be 1.1x

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP), an owner and operator of tankers vessels, announced today that it has agreed to acquire two VLCCs from Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) for $100.0 million. Navios Midstream retains purchase options for five additional VLCCs from Navios Acquisition.

Accretion

The acquisition of these two vessels is expected to provide Navios Midstream’s unitholders with 10% distribution growth through mid-2016. Navios Midstream also expects annual free cash flow in excess of $11.0 million that can be used towards growing the asset base. As a result, Navios Midstream anticipates increasing the third quarter 2015 distributions by 2.4% to $0.4225 per unit or $1.69per unit on an annualized basis. The total unit distribution coverage is expected to be about 1.1x.

Angeliki Frangou, Chairman and Chief Executive Officer stated, “We are pleased to have entered into an important transaction for the acquisition of the two VLCCs from Navios Acquisition. We anticipate the transaction to be meaningfully accretive to the cash flow and business of Navios Midstream, as it will enable us to increase our distribution to our unitholders while also having additional cash flow that we can use to expand our business.”

Angeliki Frangou continued, “From our perspective, Navios Midstream is an attractive home for many of the vessels owned by Navios Acquisition, and we retain purchase options to acquire five more VLCCs which we hope will be exercised over time and will provide our unitholders with further distribution growth.”

Purchase Price

The $100.0 million purchase price will be funded with:

$73.0 million in proceeds from the recently announced $205.0 million Term Loan B issuance and

$27.0 million of a new class of subordinated units in Navios Midstream issued to Navios Acquisition.

Vessel Employment & EBITDA Contribution

The Nave Celeste a 2003-built VLCC of 298,717 dwt is employed at a net charter rate of $42,705 per day through December 2016. Navios Acquisition has provided a backstop commitment to Navios Midstream at $35,000 net per day for a period of two years following the scheduled redelivery of the vessel, if the market charter rate during the backstop period is lower than the agreed upon floor rate.

The C. Dream a 2000-built VLCC of 298,570 dwt is employed at a net charter rate of $29,625 per day with profit sharing through March 2019.

The two VLCCs will contribute $18.7 million in annual EBITDA excluding profit sharing. The vessels will generate potential additional EBITDA through a profit sharing arrangement in place.

Subordinated Units

A new class of subordinated units will be issued to Navios Acquisition for partial funding of the VLCC acquisitions. The new class of subordinated units, with respect to liquidation, will be senior to the existing subordinated units and junior to the common units. The new class of subordinated units will be subordinated for three years from the date of issuance and automatically convert to common units at such time.

Board Approval

The transaction has been unanimously approved by the Conflicts Committee of Navios Midstream’s Board of Directors.

Closing

Closing of the transaction is subject to successful consummation of the Term Loan B scheduled to close on June 18, 2015, although Navios Midstream can provide no assurance that any such closing will take place.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Forward-Looking Statements This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events (including Navios Midstream’s ability to obtain a new credit facility on terms it deems advisable) and Navios Midstream’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the condition of the global credit markets, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Midstream’s filings with the Securities and Exchange Commission. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contacts

Navios Maritime Midstream Partners L.P.

+1 (212) 906 8647

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Source: Navios Maritime Midstream Partners L.P.